Exhibit 99.1

Neptune Wellness Appoints Jessica Adkins as Senior Vice President, Corporate Communications

LAVAL, QC, Oct. 6, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced the appointment of Jessica Adkins as Senior Vice President, Corporate Communications. Ms. Adkins brings deep expertise in leading external and internal communications programs across public and private food & beverage and CPG companies.

Michael Cammarata, President and Chief Executive Officer of Neptune Wellness, said, "We are excited for Jessica to drive a best-in-class communications strategy to ensure Neptune's growth story is echoed throughout the industry. She has successfully developed and executed on numerous impactful communications campaigns to drive engagement and improve corporate reputation for industry-leading companies."

Prior to joining Neptune Wellness, Ms. Adkins built and oversaw the Company Affairs team at Amy's Kitchen, leading external and internal communications, employer brand and community engagement for the organic food manufacturer. She also held multiple roles with increasing responsibility at Anheuser-Busch InBev, including leading many of the strategic communications efforts during the integration and combination with SABMiller and later serving as Head of Communications and Better World for APAC South. Ms. Adkins began her career at Grayling, a Public Affairs consultancy, providing strategic advice and facilitating stakeholder engagement for CPG clients navigating the European Union. She holds an MBA from Columbia University in New York, a Master's Degree from ISMaPP (Higher Institute for Political & Public Management) in Belgium and a Bachelor's Degree from Davidson College in North Carolina.

About Neptune Wellness Solutions Inc.

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2021/06/c0398.html

%CIK: 0001401395

For further information: Valter Pinto, Managing Director, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 16:15e 06-OCT-21